                                  UNIVERSAL MFG. CO.


                                    ANNUAL REPORT
                                         1997



                                      1964-1997
                                   131 CONSECUTIVE
                                 QUARTERLY DIVIDENDS

--------------------------------------------------------------------------------
PRESIDENT'S MESSAGE TO OUR STOCKHOLDERS
--------------------------------------------------------------------------------

    The fiscal year ended July 31, 1997, was another record year for Universal Mfg. Co. Both earnings and sales were the highest in the history of the Company.

    This was the fifth consecutive year of record sales. Total sales were $19,089,166, an 8% increase from the year before. This sales increase was led by sales to other Ford Authorized Remanufacturers. Sales of these products increased 43%, and accounted for 15% of the Company's business.

    Sales of products which are part of Ford distribution programs continued to grow, with sales to this market increasing to over $6 million from $5.4 million last year. This represents an 11% increase, and accounted for 32% of the Company's business.

    The sale of remanufactured electric fuel pumps again led the growth in sales to other Ford Authorized Remanufacturers. Sales increased to $1.8 million in 1997 from $1.19 million in 1996.

    Earnings per share of outstanding common stock for fiscal year ended July 31, 1997, was $1.41, which is a new Company record. This compares with $1.39 earned in 1996, which was also a record year.

    Cash dividends for fiscal 1997 were $1.00 per share, compared to $.85 per share in fiscal 1996, and to $.80 per share in 1995. The market value of the Company's stock also increased significantly during fiscal 1997, from approximately $11 per share to $16.50 per share.

    Several improvements in processes and equipment were made during fiscal 1997. These include computerized testing capability of power steering pumps, and the addition of alternator rotor winding equipment. Improvements planned for next year include construction of a 10,000 square foot warehouse addition next to our Algona plant and the completion of bar coding capability.

    Quality system improvements continue at the Company. In 1989, the Company was granted Ford's Q-101 Quality System Standard Certification. In 1993, the Company received the Ford Q-1 Preferred Quality Award. We are now on track to meet requirements for QS-9000, the international quality standards for automotive related companies, by the end of 1997.

    The Company said "good-bye" to two faithful and hard working directors who resigned during the year. John McHugh had served as a director since 1963, and his counsel and experience will definitely be missed. Dr. Anthony Kelly brought a knowledge of business and common sense which were most valuable to the Company.

    We continue to be very optimistic about the Company's future. Our increasing involvement in Ford distribution programs should continue to increase sales volumes. Service to Ford and Lincoln-Mercury dealerships continues to be our most important business. However, we are seeking additional markets for our products, including sales of additional product lines to other Ford Authorized Remanufacturers.

    Management is grateful to employees, customers, suppliers and shareholders who have contributed to the continued success of our Company. On a separate sheet you will find an invitation to our Annual Meeting which we encourage you to attend.


/s/ Donald D. Heupel

Donald D. Heupel
President

--------------------------------------------------------------------------------
ADDITIONAL INFORMATION PROVIDED BY THE COMPANY
--------------------------------------------------------------------------------

THE COMPANY'S BUSINESS

    The Company is engaged in the remanufacture and distribution of automotive engines and automotive parts. The amounts of net sales, net income, and total assets attribut-able to this business for each of the last five fiscal years are shown under the heading "Selected Financial Data".

    The following table shows the percentage of total sales over the last three fiscal years for engines and parts:


                                  1997      1996      1995
-----------------------------------------------------------
Automobile and Truck Engines       28%       22%       26%
Automobile and Truck Parts         72%       78%       74%

    The principal markets for the Company's products are automotive dealers, automotive remanufacturers and distributors and automotive parts distributors in the Midwest. The Company has no export sales business.

    The following table shows the percentage of total sales by type of product and by customer:


                                            1997      1996      1995
---------------------------------------------------------------------
Ford Authorized Remanufactured to Dealers    51%       56%       64%
Distribution Program to Dealers              32%       31%       24%
Parts to Other Ford Remanufacturers          15%       11%        9%
Miscellaneous Sales                           2%        2%        3%



SELECTED FINANCIAL DATA                                         FOR FISCAL YEARS ENDED JULY 31
(NOT COVERED BY AUDITORS' REPORT)                   1997           1996           1995           1994           1993
------------------------------------------------------------------------------------------------------------------------
Net Sales. . . . . . . . . . . . . . . . .      $19,089,166    $17,678,542    $14,762,085    $13,118,372    $11,020,437
Income Before Income Taxes . . . . . . . . .      1,971,377      1,888,950      1,319,902        809,648        911,106
Estimated Income Taxes . . . . . . . . . . .        818,450        754,491        501,086        329,016        338,913
Income Before Accounting Changes . . . . . .      1,152,927      1,134,459        818,816        480,632        572,193
Cumulative Effect of Accounting Changes. . .      ---------      ---------     ----------        284,061     ----------
Net Income . . . . . . . . . . . . . . . . .      1,152,927      1,134,459        818,816        764,693        572,193
Net Income Per Share of
   Outstanding Common Stock. . . . . . . . .           1.41           1.39           1.00            .94            .70
Cash Dividends
   Per Share Declared. . . . . . . . . . . .           1.00            .85            .80            .60            .60
Total Assets . . . . . . . . . . . . . . . .     $6,443,524     $6,231,331     $5,453,419     $5,543,974     $4,689,878


THE COMPANY'S STOCK

    The Company's stock is traded in the over-the-counter market and is listed on the NASDAQ Small-Cap Market under the trading symbol UFMG. As of September 10, 1997, there were 256 holders of record of the Company's common stock. The following table lists the dividend declarations on the Company's stock during the last two fiscal years:

                   AMOUNT                             AMOUNT
DATE              PER SHARE        DATE              PER SHARE
----------------------------------------------------------------
October 29, 1996       $.25      October 31, 1995         $.20
January 21, 1997        .25      January 16, 1996          .20
April 30, 1997          .25      April 23, 1996            .20
July 15, 1997           .25      July 16, 1996             .25
----------------------------------------------------------------
1997 TOTAL            $1.00      1996 TOTAL               $.85

    The high and low bid and asked prices for the Company's common stock during the last two fiscal years are shown in the adjacent table:

                                 HIGH                 LOW
------------------------------------------------------------------
CALENDAR QUARTERS            BID       ASKED     BID       ASKED

3rd Quarter 1995             8 1/2     10        7 3/4     9
4th Quarter 1995             8 1/2     10        8 1/2     10
1st Quarter 1996             8 1/2     10        8 1/2     10
2nd Quarter 1996             10        11 1/4    8 1/2     10
3rd Quarter 1996             13 1/2    14 3/4    10        11 1/4
4th Quarter 1996             13 1/2    15        12 1/4    13 1/2
1st Quarter 1997             12 1/2    13 7/8    12 3/8    13 3/4
2nd Quarter 1997             16 3/4    18        12 3/8    13 3/4

Information concerning stock prices for fiscal year 1996 was obtained from The NASDAQ Stock Market, Inc. Information concerning stock prices for fiscal years 1995 and 1997 was obtained from Kirkpatrick, Pettis, Smith, Polian Inc., which acts as a market maker in the Company's stock. The above quotations may reflect inter-dealer prices and may not reflect retail mark-up, mark-down or commission or necessarily represent actual transactions.

--------------------------------------------------------------------------------
MANAGEMENT'S DISCUSSION AND ANALYSIS OF THE COMPANY'S FINANCIAL CONDITION AND RESULTS OF OPERATIONS
--------------------------------------------------------------------------------

    In fiscal 1997, the Company experienced an increase in sales of 8% due to continued increases in sales of Ford Remanufactured distribution products and sales to other Ford Authorized Remanufacturers. In fiscal 1996, the Company experienced an increase in sales of 20% also due to continued increased sales to other Ford Authorized Remanufacturers and increased sales of Ford Remanufactured distribution products.

    Sales to other Ford Authorized Remanufacturers increased to $2,946,457 in fiscal 1997 from $2,052,650 in fiscal 1996. Sales of Ford Remanufactured distribution products in fiscal 1997 were $6,022,370 compared to $5,439,309 in fiscal 1996.

    Unit sales increases in fiscal year 1997 were led by electric fuel pumps, with sales of 26,003 units. This represents an increase of 9,530 units over fiscal 1996 sales of 16,473 units.

    Remanufactured engine unit sales in fiscal year 1997 were 3,164, which represents an increase of 367 units. Engine sales in fiscal 1996 were 2,797.

    Transmission unit sales increased by 118 in fiscal year 1997 to 3,873 units. Transmission sales in fiscal 1996 were 3,755 an increase of 1,187 over the previous year.

    In February 1997, prices were reviewed and selectively increased about
2.5%. In September 1996, water pump prices were reduced as part of a nation-wide price reduction program to increase market penetration. Prices were reviewed in February 1996 and were selectively increased by approximately 5%.
In July 1996, brake shoe prices were reduced to adjust to market trends. In March 1995, prices were increased by approximately 2%. In July 1995, prices were adjusted on several part numbers to pass on cost increases of specific component parts.

    In May 1996, the Company and the United Auto Workers Union, which represents the production employees, reached a new three year agreement.
This agreement provides for approximate wage increases of 2.6% each year of the agreement.

    Interest income for fiscal 1997 was $49,109; in fiscal 1996 it was $31,153; and in fiscal 1995 it was $15,206. Investment amounts were higher during fiscal 1997 than during fiscal 1996, and available rates were approximately equal. Investment amounts during 1996 were higher than in 1995, and available investment rates again were approximately the same.

    The following table shows the comparison for the last five fiscal years of gross profit and selling, general and administrative expenses as a percentage of net sales. Increased sales volume from Ford distribution products and sales to other Ford Authorized Remanufacturers allowed for continued reduction in selling, general and administrative expenses as a percentage of sales.

               GROSS PROFIT            SELLING, GENERAL AND
FISCAL         AS PERCENTAGE         ADMINISTRATIVE EXPENSES AS
  YEAR         OF NET SALES           PERCENTAGE OF NET SALES
----------------------------------------------------------------
1993               24.9                        17.6
1994               21.6                        14.6
1995               21.4                        12.8
1996               21.7                        11.4
1997               20.8                        10.8

    The following table shows the changes in selected expense categories, included within selling, general and administrative expenses, for the past three fiscal years:

                                         AMOUNT OF INCREASE (DECREASE)
                                             OVER PRIOR FISCAL YEAR
                                           FISCAL YEARS ENDED JULY 31
                                      1997           1996           1995
--------------------------------------------------------------------------------
Salaries and Wages (Other than
 for Officers and Directors)        ($10,631)        $2,700       ($10,187)
Cost of Group Insurance
 for Employees                        16,799         19,778        (16,155)
Officers' and Directors'
 Compensation                         12,032         28,173         (4,918)
Repairs and Maintenance
 for Vehicles                          8,341         (1,697)         1,964
Depreciation on Vehicles                 (13)         9,453        (25,424)
Gas and Oil                           (3,973)        (3,808)         2,800
Warehouse Supplies & Expenses           (992)         2,656         13,037
Payroll Taxes                           (910)         3,986            149
Advertising and Price Lists          (23,693)        19,502         (7,264)
Bad Debt Expenses                        550           (253)        (2,228)
Professional Services                  5,342        (20,346)         4,472
Payroll Insurance                     (5,624)       (13,426)          (168)
Insurance--
 Vehicles, Building, Contents           (365)        (1,717)        (6,666)
Telephone                             (6,572)         7,133         (5,526)
Utilities                              2,138          2,773         (2,676)
Freight                               36,113         46,491         45,566

    The increase in group insurance is due to higher claim costs than during the preceding two years. The increase in officers' and directors' compensation was due to higher salaries and commissions paid to officers.

    The decrease in advertising and price lists is due to a reduction in the Ford Authorized Remanufacturers national advertising budget, in which the Company participates. The increase in freight costs is due to policy changes which result in more products being shipped on a prepaid basis.

--------------------------------------------------------------------------------
MANAGEMENT'S DISCUSSION AND ANALYSIS OF THE COMPANY'S FINANCIAL CONDITION AND RESULTS OF OPERATIONS (CONTINUED)
--------------------------------------------------------------------------------

    Earnings per share of common stock increased $.02 in fiscal 1997 due to increased sales volume. Earnings per share of common stock increased $.39 in fiscal 1996 due to increased sales volume and to a slight improvement in gross margin. Earnings per share increased $.06 in fiscal 1995 also due to increased sales volume.

    The Company's ratio of current assets to current liabilities of 3 to 1 indicates that the Company is maintaining a reasonable level of liquidity. Our inventories in fiscal 1997 were lower than in fiscal 1996, although sales volumes were higher. Our total cash and short-term investments at fiscal year-end for the past three years were:

                                              TOTAL OF CASH AND
      FISCAL YEAR                           SHORT TERM INVESTMENTS
---------------------------------------------------------------------------
         1997 . . . . . . . . . . . . . . . . .   $881,389
         1996 . . . . . . . . . . . . . . . . .   $934,072
         1995 . . . . . . . . . . . . . . . . .   $278,064

    It is anticipated that certain capital expenditures will be required to maintain or increase the current level of business and service. Among these expenditures is a 10,000 square foot warehouse addition next to the Algona plant, computer system improvements and unit replacements in the truck fleet. Continued growth in Ford distribution programs may require investment in additional inventories. Management believes the internal resources of the Company will permit a relatively easy transition to higher levels of inventory if demand requires such levels and should also provide for planned and future capital needs.

    In connection with the complaint filed by the Environmental Protection Agency (EPA) described in Note 6 of the Notes to Consolidated Financial Statements, the Company accrued an expense of $149,725 in fiscal 1994 to account for clean-up costs or additional penalty as provided in the settlement agreement with the Environmental Protection Agency (EPA). Portions of this amount were expended in each of fiscal years 1994 and 1995. It is unknown when additional expenditures will be required.

    The Company had no bank borrowings during the fiscal year ended July 31, 1997.


--------------------------------------------------------------------------------
INDEPENDENT AUDITORS' REPORT
--------------------------------------------------------------------------------

The Stockholders and Board of Directors
Universal Mfg. Co.:

   We have audited the accompanying balance sheets of Universal Mfg. Co. as of July 31, 1997 and 1996 and the related statements of income and retained earnings and of cash flows for each of the three years in the period ended July 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

   We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, such financial statements present fairly, in all material respects, the financial position of Universal Mfg. Co. as of July 31, 1997 and 1996 and the results of its operations and its cash flows for each of the three years in the period ended July 31, 1997 in conformity with generally accepted accounting principles.


/s/ Deloitte & Touche LLP

Omaha, Nebraska
August 19, 1997

UNIVERSAL MFG. CO.
--------------------------------------------------------------------------------
BALANCE SHEETS
--------------------------------------------------------------------------------

ASSETS
                                                              JULY 31,
                                                     -------------------------
CURRENT ASSETS:                                         1997           1996
                                                      ----------     ----------
Cash and cash equivalents                           $  881,389     $  934,072
Accounts receivable                                  1,884,917      1,654,992
Inventories (Notes 3)                                2,412,712      2,479,713
Income taxes recoverable                                23,180           -
Prepaid expenses                                        70,929         50,282
                                                    ----------     ----------
    Total current assets                             5,273,127      5,119,059
                                                    ----------     ----------

DEFERRED INCOME TAXES (NOTES 5)                         44,208         42,329

LEASE RECEIVABLE (NOTE 4)                               14,041         26,073

PROPERTY - AT COST:
Land                                                   120,499        120,499
Buildings                                            1,157,116      1,099,594
Machinery and equipment                                938,466        899,997
Furniture and fixtures                                 208,086        209,947
Trucks and automobiles                                 743,530        699,240
                                                    ----------     ----------
    Total property                                   3,167,697      3,029,277
Less accumulated depreciation                       (2,055,549)    (1,985,407)
                                                    ----------     ----------
    Property - net                                   1,112,148      1,043,870
                                                    ----------     ----------
                                                    $6,443,524     $6,231,331
                                                    ----------     ----------
                                                    ----------     ----------

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:
Accounts payable                                    $1,419,725     $1,507,944
Dividends payable                                      204,000        204,000
Payroll taxes                                           24,944         10,539
Income taxes payable                                         -        -56,790
Accrued compensation                                    87,631         90,046
Accrued local taxes                                     22,269         13,984
                                                    ----------     ----------
    Total current liabilities                        1,758,569      1,883,303
                                                    ----------     ----------

STOCKHOLDERS' EQUITY:
Common stock, $1 par value -
  authorized 2,000,000 shares; issued
  and outstanding, 816,000 shares                      816,000        816,000
Additional paid-in capital                              17,862         17,862
Retained earnings                                    3,851,093      3,514,166
                                                    ----------     ----------
    Total stockholders' equity                       4,684,955      4,348,028
                                                    ----------     ----------

                                                    $6,443,524     $6,231,331
                                                    ----------     ----------
                                                    ----------     ----------




SEE NOTES TO FINANCIAL STATEMENTS.

UNIVERSAL MFG. CO.
--------------------------------------------------------------------------------
STATEMENTS OF INCOME AND RETAINED EARNINGS
--------------------------------------------------------------------------------

THREE YEARS ENDED JULY 31, 1997


                                               1997           1996           1995
                                           -----------    -----------    -----------
NET SALES                                  $19,089,166    $17,678,542    $14,762,085

COST OF GOODS SOLD                          15,111,618     13,836,818     11,600,552
                                           -----------    -----------    -----------

GROSS PROFIT                                 3,977,548      3,841,724      3,161,533

SELLING, GENERAL AND
   ADMINISTRATIVE EXPENSES                   2,068,321      2,019,079      1,885,622
                                           -----------    -----------    -----------

INCOME FROM OPERATIONS                       1,909,227      1,822,645      1,275,911

OTHER INCOME:
    Interest (net)                              49,109         31,153         15,206
    Other                                       13,041         35,152         28,785
                                           -----------    -----------    -----------
              Total other income                62,150         66,305         43,991
                                           -----------    -----------    -----------

INCOME BEFORE INCOME TAXES                   1,971,377      1,888,950      1,319,902

INCOME TAXES (Note 5)                          818,450        754,491        501,086
                                           -----------    -----------    -----------

NET INCOME                                   1,152,927      1,134,459        818,816

RETAINED EARNINGS, BEGINNING OF YEAR         3,514,166      3,073,307      2,907,291
                                           -----------    -----------    -----------

                                             4,667,093      4,207,766      3,726,107

LESS CASH DIVIDENDS
    ($1.00, $.85 and $.80 per share
    in 1997, 1996 and 1995,
    respectively)                              816,000        693,600        652,800
                                           -----------    -----------    -----------
RETAINED EARNINGS, END OF YEAR             $ 3,851,093    $ 3,514,166    $ 3,073,307
                                           -----------    -----------    -----------
                                           -----------    -----------    -----------

EARNINGS PER COMMON SHARE:                 $      1.41    $      1.39    $      1.00
                                           -----------    -----------    -----------
                                           -----------    -----------    -----------





SEE NOTES TO FINANCIAL STATEMENTS.

UNIVERSAL MFG. CO.
--------------------------------------------------------------------------------
STATEMENTS OF CASH FLOWS
--------------------------------------------------------------------------------

THREE YEARS ENDED JULY 31, 1997

                                                                                            1997           1996           1995
                                                                                        -----------    -----------    -----------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income                                                                               $1,152,927     $1,134,459      $ 818,816
Adjustments to reconcile net income to net cash from operating activities:
    Depreciation                                                                            190,749        184,406        149,786
    Deferred income taxes                                                                    (1,879)         -            (22,586)
    Gain on sale of property                                                                 (2,459)       (14,634)        (4,920)
Effect of changes in operating assets and liabilities:
    Accounts receivable                                                                    (229,925)      (235,815)       131,288
    Inventories                                                                              67,001         44,270       (203,350)
    Income taxes recoverable                                                                (23,180)       109,646       (109,646)
    Prepaid expenses                                                                        (20,647)       (12,306)        46,411
    Accounts payable                                                                        (88,219)       242,231       (117,845)
    Dividends payable                                                                          -            40,800         40,800
    Payroll taxes                                                                            14,405          1,227         (2,676)
    Income taxes payable                                                                    (56,790)        56,790       (143,848)
    Accrued compensation                                                                     (2,415)         1,711        (32,292)
    Accrued local taxes                                                                       8,285         (5,706)          (710)
                                                                                        -----------    -----------    -----------

              Net cash flows from operating activities                                    1,007,853      1,547,079        549,228
                                                                                        -----------    -----------    -----------

CASH FLOWS FROM INVESTING ACTIVITIES:
Proceeds from sale of property                                                               88,400         81,063         38,724
Purchases of property                                                                      (332,936)      (278,534)      (365,610)
Purchases of investments                                                                       -              -            (3,197)
Proceeds from maturities of investments                                                        -            67,597           -
                                                                                        -----------    -----------    -----------
              Net cash flows from investing activities                                     (244,536)      (129,874)      (330,083)
                                                                                        -----------    -----------    -----------

CASH FLOWS FROM FINANCING ACTIVITIES:
Payment of dividends                                                                       (816,000)      (693,600)      (652,800)
                                                                                        -----------    -----------    -----------
              Net cash flows from financing activities                                     (816,000)      (693,600)      (652,800)
                                                                                        -----------    -----------    -----------

NET CHANGE IN CASH AND CASH EQUIVALENTS                                                     (52,683)       723,605       (433,655)

CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR                                              934,072        210,467        644,122
                                                                                        -----------    -----------    -----------

CASH AND CASH EQUIVALENTS AT END OF YEAR                                                  $ 881,389      $ 934,072      $ 210,467
                                                                                        -----------    -----------    -----------
                                                                                        -----------    -----------    -----------
SUPPLEMENTAL DISCLOSURES OF
              CASH FLOW INFORMATION:
Cash paid during the year for:
    Income taxes                                                                          $ 898,426      $ 595,805      $ 729,514
                                                                                        -----------    -----------    -----------
                                                                                        -----------    -----------    -----------





SEE NOTES TO FINANCIAL STATEMENTS.

UNIVERSAL MFG. CO.
--------------------------------------------------------------------------------
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
THREE YEARS ENDED JULY 31, 1997

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    NATURE OF OPERATIONS - The Company is engaged in the business of remanufacturing and selling on a wholesale basis remanufactured engines and other remanufactured automotive parts for Ford, Lincoln and Mercury automobiles and trucks. The Company is a franchised remanufacturer for Ford Motor Company with a defined sales territory. The Company purchases the majority of its new raw materials from Ford Motor Company. Remanufactured engines for non-Ford vehicles are also marketed on a limited basis. The principal markets for the Company's products are automotive dealers and jobber supply houses. The Company has no separate segments, major customers, foreign operations or export sales.

    USE OF ESTIMATES - In preparing financial statements in conformity with generally accepted accounting principles, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

    INVENTORIES - Inventories are stated at the lower of cost, determined on a last-in, first-out (LIFO) method or market.

    INVESTMENTS - From time-to-time the Company may make short-term investments which are considered as either trading securities or available for sale securities and, accordingly, are carried at fair value in the Company's financial statements.

    DEPRECIATION, MAINTENANCE, AND REPAIRS - Property is depreciated generally as follows

    ASSETS            DEPRECIATION METHOD             LIVES
    ------            -------------------             -----
    Buildings           Straight-line and
                        declining-balance        10 - 20 years
    Machinery and
    equipment           declining-balance         7 - 10 years
    Furniture and
    fixtures            declining-balance          5 - 7 years
    Trucks and
    automobiles         declining-balance          3 - 5 years

    Maintenance and repairs are charged to operations as incurred. Renewals and betterments are capitalized and depreciated over their estimated useful service lives. The applicable property accounts are relieved of the cost and related accumulated depreciation upon disposition. Gains or losses are recognized at the time of disposal.

    REVENUE RECOGNITION - Sales and related cost of sales are recognized primarily upon shipment of products.

    CASH EQUIVALENTS - For purposes of the Statements of Cash Flows, the Company considers all highly liquid instruments purchased with a maturity of three months or less to be cash equivalents.

    FINANCIAL INSTRUMENTS - Cash and cash equivalents, accounts receivable and accounts payable are short-term in nature and the values at which they are recorded are considered to be reasonable estimates of their fair values.

    EARNINGS PER SHARE - Earnings per share have been computed on the weighted average number of shares outstanding during the years (816,000 shares).

2.  CHANGES IN ACCOUNTING PRINCIPLES

    INVESTMENTS - During the year ended July 31, 1995 the Company adopted the provisions of Statement of Financial Accounting Standards (SFAS) No. 115, ACCOUNTING FOR CERTAIN INVESTMENTS IN DEBT AND EQUITY SECURITIES. The adoption of SFAS No. 115 had no effect on the 1995 financial statements.

    PENDING ACCOUNTING CHANGES - In February 1997, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 128, "Earnings per Share", effective for fiscal years beginning after December 15, 1997. In addition, in February 1997, the FASB issued Statement of Financial Accounting Standards No. 129, "Disclosure of Information about Capital Structure." In June 1997, the FASB issued Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" and Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information", all of which are effective for fiscal years beginning after December 15, 1997. The adoption of these statements is not expected to have a material impact on the operations of the Company.

UNIVERSAL MFG. CO.
--------------------------------------------------------------------------------
NOTES TO FINANCIAL STATEMENTS (CONTINUED)
--------------------------------------------------------------------------------
THREE YEARS ENDED JULY 31, 1997

3.  INVENTORIES

    The major classes of inventory are as follows:

                                      1997           1996
                                   ----------     ----------
    Product core                  $1,048,754     $  889,164
    Raw materials                    382,557        496,439
    Finished engines                 278,756        208,295
    Finished small parts             702,645        885,815
                                   ----------     ----------
                                  $2,412,712     $2,479,713
                                   ----------     ----------
                                   ----------     ----------

    If inventories were valued at the lower of cost (first-in, first-out method) or market, inventories would have been $5,342,795 and $5,483,024 at July 31, 1997 and 1996, respectively.

4.  LEASE RECEIVABLE

    On May 26, 1993, the Company, as lessor, entered into a lease agreement with another manufacturer to lease equipment at 8% interest, for a sixty-month period. The total minimum lease payments are $27,373 and the unearned income is $13,332 at July 31, 1997. These amounts are shown on a net basis for financial statement purposes.

5.  INCOME TAXES

    The provision for income taxes for the years ended July 31, 1997, 1996 and 1995 is as follows:

                                     1997           1996           1995
    Current income taxes          $820,329       $754,491       $523,672
    Deferred income taxes           (1,879)          -           (22,586)
                                   --------       --------       --------

    Income tax provision          $818,450       $754,491       $501,086
                                   --------       --------       --------
                                   --------       --------       --------

    The tax effect of differences in the timing of revenues and expenses for tax and financial statement purposes is as follows:

                                 1997        1996      1995
    Depreciation             $ (2,619)    $40,590   $   -

    Uniform inventory
        capitalization         (1,862)      1,752    (13,128)
    Vacation pay accruals       2,076       5,788      1,834
    Other                         526     (48,130)   (11,292)
                              ---------    --------  ---------

    Deferred Income taxes    $ (1,879)    $  -      $(22,586)
                              ---------    --------  ---------
                              ---------    --------  ---------

    A reconciliation between statutory and effective tax rates is as follows:

                                 1997        1996        1995
    Income before
        income taxes         $1,971,377  $1,888,950  $1,319,902
    Statutory rate                  34%         34%         34%
                               ---------   ---------   ---------
    Income taxes
    at statutory rate           670,268     642,243     448,767
    Tax effect of:
        State taxes             159,387      85,320      62,552
        Other - net             (11,205)     26,928     (10,233)
                               ---------   ---------   ---------

    Total income taxes         $818,450    $754,491    $501,086
                               ---------   ---------   ---------
                               ---------   ---------   ---------

6.  EPA PROJECT COSTS

    In February, 1991, the Company was served with a complaint from the United States Environmental Protection Agency (EPA) which contained eight counts of alleged violations of the Resource Conservation and Recovery Act of 1976 and the Hazardous Solid Waste Amendments of 1984. The complaint alleged, among other things, that the Company failed to adequately test and properly transport certain residue of hazardous wastes which it was treating at its facility. The Company entered into a Consent Agreement and Consent Order with the EPA dated May 6, 1994, which provided for settlement of this complaint.

    This settlement called for payment of a civil penalty of $32,955, and for the completion of certain remedial projects, estimated to cost $149,725. Total costs paid as of July 31, 1997 are $90,113. The remaining amount of $59,612 is recorded as a liability in the accompanying financial statements.

--------------------------------------------------------------------------------
EXECUTIVE OFFICERS
--------------------------------------------------------------------------------


DONALD D. HEUPEL             GARY L. CHRISTIANSEN          T. WARREN THOMPSON
   President               Vice President & Treasurer            Secretary




--------------------------------------------------------------------------------
DIRECTORS
--------------------------------------------------------------------------------


RICHARD W. AGEE, President
    The Huntington Corporation
    Real Estate Developer, Builder & Subdivider
    Lincoln, Nebraska

DONALD D. HEUPEL, President of the Company
    Algona, Iowa

RICHARD E. MCFAYDEN, Partner
    Perrigrine Partners, a Real Estate &
       Investment Partnership
    Professor of Business and Associate Director
      of Student Services, Buena Vista University
    Omaha, Nebraska

HELEN ANN MCHUGH, Account Manager
    Caltar, Inc.
    Sante Fe Springs, California

HARRY W. MEGINNIS, Retired
    Palm City, Florida

THOMAS W. RASMUSSEN, Dealer Development Manager
    Arcadia Financial, Ltd.,
    Minneapolis, Minnesota

T. WARREN THOMPSON, Commercial Real Estate Broker
    Omaha, Nebraska

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                                  UNIVERSAL MFG. CO.
                                 405 DIAGONAL STREET
                               ALGONA, IOWA 50511-0190
                                     515-295-3557